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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 16586

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PineBridge Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue - 4th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Russo (646) 857-8623

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLC

(Name – if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, William Russo _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
PineBridge Securities LLC _____ ; as

of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____/W_____
Signature

Vice President, Finance - Treasurer
_____
Title

Bernard A. Gordon
Notary Public

BERNARD A GORDON
Registration #01GO6290567
Qualified in New York County
My Commission Expires
October 7, 2021

2/22/19

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Statement of Financial Condition
December 31, 2018

PineBridge Securities LLC

(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Index
December 31, 2018



EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
PineBridge Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PineBridge Securities LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2012.

EISNERAMPER LLP
New York, New York
February 22, 2019

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	279,753
Due from affiliates		12,336
Prepaid expenses		110,236
Total Assets	$	402,325
LIABILITIES		
Accounts payable and accrued expenses	$	28,219
Due to affiliates		14,607
Total Liabilities		42,826
MEMBER'S EQUITY		
Member's equity		359,499
Total Member's Equity		359,499
Total Liabilities and Member's Equity	$	402,325

The accompanying notes are an integral part of the statement of financial condition.

PineBridge Securities LLC

(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Notes to Statement of Financial Condition
December 31, 2018

1. Business and Organization

PineBridge Securities LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of PineBridge Investments Holdings US LLC (the "Parent" or "Member"), whose ultimate parent is Pacific Century Group, a Hong Kong based private investor group. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as placement agent for private funds in the United States. There are no employees in the Company.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash includes cash held in a non-interest bearing account. Cash as of December 31, 2018 was $279,753.

Distribution Fees

The Company earns Distribution fees by acting as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services irrespective of the success of the offering of securities.

The Company's Distribution fee revenue is for performance obligations related to a monthly standing services arrangement, and the Company recognizes its revenue pertaining to this performance obligation over the passage of time. A time-elapsed output method is used to measure progress. The Company has determined that this method provides a faithful depiction of the transfer of services to the customer. For performance obligations recognized in accordance with a time-elapsed output method, the Company's efforts are expended on a when-and-if available basis.

Fair Value of Financial Instruments

At December 31, 2018, the carrying value of the Company's Cash approximates its fair value and is considered a Level I asset. Due from affiliates, Due to affiliates, Accounts payable and accrued expenses are placed in Level II of the fair value hierarchy.

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Notes to Statement of Financial Condition
December 31, 2018

New Accounting Guidance

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue From Contracts With Customers (Topic 606) which creates a single, principle-based model for revenue recognition and expands and improves disclosures about revenue. The new guidance was effective for the Company beginning January 1, 2018 and its adoption had no impact on revenue pertaining to existing contracts with customers. No adjustments were made to prior period equity.

3. Unincorporated Business Taxes

The Company is a wholly owned, disregarded entity of PineBridge Investments Holdings LLC. The tax obligations of the Company are passed through to their owners and are not the responsibility of the single member LLC. As a result, the Company is not required to provide for an Income Tax provision.

4. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company's net capital was $186,927 above its required net capital of $50,000. The Company's aggregate indebtedness to net capital percentage was 18.08%.

The Company is an introducing broker-dealer and does not carry customer accounts. This exempts the Company from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

5. Related Parties

In the normal course of conducting business, the Company is party to various transactions with its affiliates. All revenue generated by the Company was derived from a related party. The following is a summary of related party transactions.

- The Company has a service agreement with PineBridge Investments LLC ("PBI") whereas the Company will act as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services. At December 31, 2018, the Company owed PBI $10,300 for fees paid on its behalf, included in Due to affiliates on the Statement of Financial Condition.
- During the year ended December 31, 2018, the Parent allocated support expenses for the Company. At December 31, 2018, there was $2,076 payable to Parent due to invoices paid on the Company's behalf, included in Due to affiliates on the Statement of Financial Condition.
- At December 31, 2018, the Company had various balances related to allocations from other related parties, which are reflected as Due from affiliates and Due to affiliates in the statement of financial condition and amounted to $12,336 and $2,231, respectively.

Due to the above related party transactions, the financial condition of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Notes to Statement of Financial Condition
December 31, 2018

6.   **Concentrations of Credit Risk**

The Company's cash equivalents are held at a major U.S. based money center bank with a credit rating of A+ at December 31, 2018. The Company's cash balance typically exceeds Federal Deposit Insurance Corporation ("FDIC") coverage amounts; therefore, the Company is subject to a concentration of credit risk with this major U.S. based money center bank. The Company regularly monitors the credit ratings of the U.S. bank to mitigate the credit risk that exists with the balances not protected by FDIC insurance.

7.   **Commitments and Contingencies**

In the normal course of business, the Company may enter into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members
PineBridge Securities LLC

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) PineBridge Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 22, 2019

SEC Mail Processing

Feb 26 2019

Washington, DC

CONFIDENTIAL



PineBridge Securities LLC
399 Park Avenue – 4th Floor
New York, NY 10022

Annual Exemption Report

Year Ended December 31, 2018

To the best of our knowledge and belief, PineBridge Securities LLC, a non-carrying broker-dealer whose customer transactions are cleared through other broker-dealers on a fully disclosed basis, is exempt from Rule 15c3-3 under paragraph (k)(2)(i).

PineBridge Securities LLC met the identified exemption provision throughout the most recent year ended December 31, 2018 without exception.

PineBridge Securities LLC

By: _____

William Russo
Vice President

By: _____

David McCabe
Chief Compliance Officer